UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ZI CORPORATION
(Name of subject company (Issuer))
NUANCE COMMUNICATIONS, INC.
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)
988918108
(CUSIP number of common stock)
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Telephone: (781) 565-5000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert D. Sanchez, Esq.	Jo-Anne Sinclair, Esq.	Chris Hewat, Esq.
Wilson Sonsini Goodrich & Rosati	Vice President and General Counsel	Blake, Cassels & Graydon LLP
Professional Corporation	Nuance Communications, Inc.	199 Bay Street
1700 K Street, NW	1 Wayside Road	Suite 2800, Commerce Court West
Fifth Floor	Burlington, MA 01803	Toronto, ON M5L 1A9
Washington, DC 20006	Telephone: (781) 565-5000	Canada
Telephone: (202) 973-8800		Telephone: (416) 863-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$22,790,875.60	$895.68

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value assumes the purchase of all outstanding common shares, no par value, of Zi Corporation, other than the 1,000 common shares owned by Nuance Communications, Inc., for the expected consideration in the tender offer of $0.40 per share. As of September 30, 2008 (as reported in Zi Corporation’s Consolidated Interim Financial Statements for the period ending September 30, 2008), there were 50,667,957 common shares outstanding, 4,600,700 common shares issuable pursuant to outstanding stock options and restricted stock units, and outstanding warrants to purchase 1,709,532 common shares. As a result, this calculation assumes the purchase of 56,977,189 common shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals 0.00393% of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒      third party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☐      going private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Nuance Communications, Inc., a Delaware corporation (“Nuance” or the “Offeror”), to purchase all the outstanding common shares (the “Shares”) of Zi Corporation, an Alberta corporation (the “Company” or “Zi”), at a purchase price of $0.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated November 26, 2008 (the “Offer to Purchase” and the “Circular,” respectively, and together, the “Offer to Purchase and Circular”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and Circular, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Offeror.
          The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1. SUMMARY TERM SHEET
          The information set forth in the Summary Term Sheet of the Offer to Purchase and Circular is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
          (a) Zi Corporation, 2100, 840-7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2, (403) 233-8875.
          (b)  As of September 30, 2008, there were 50,667,957 common shares of the Company outstanding, 4,600,700 common shares issuable pursuant to stock options and restricted stock units and 1,709,532 common shares issuable upon exercise of outstanding warrants (as reported in Zi Corporation’s Consolidated Interim Financial Statements for the period ending September 30, 2008).
          (c) The Shares are traded on the NASDAQ Capital Market, under the symbol “ZICA,” and on the Toronto Stock Exchange, under the symbol “ZIC.” The information set forth in Section 12 “Price Range and Trading Volume of Common Shares” of the Circular is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
          (a), (b), (c) The information set forth in Section 1 “The Offeror” of the Circular and Schedule B “Directors and Executive Officers of the Offeror” of the Offer to Purchase and Circular is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
          The information set forth in the Summary Term Sheet, Section 1 “The Offer,” Section 2 “Time for Acceptance,” Section 3 “Manner of Acceptance,” Section 5 “Extension and Variation of the Offer,” Section 6 “Withdrawal of Deposited Shares” and Section 7 “Take Up of and Payment for Deposited Shares” of the Offer to Purchase, and Section 5 “Purpose of the Offer and the Offeror’s Plans for Zi,” Section 13 “Effect of the Offer on the Market for Securities; Public Disclosure by Zi; Exchange Act Registration; Margin Requirements,” Section 15 “Certain Canadian Federal Income Tax Considerations” and Section 16 “Certain U.S. Federal Income Tax Considerations” of the Circular is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
          (a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither the Offeror nor, to the best knowledge of the Offeror, any of the persons listed in Schedule B “Directors and Executive Officers of the Offeror” of the Offer to Purchase and Circular has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.
          (a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither the Offeror nor, to the best knowledge of the Offeror, any of the persons listed in Schedule B “Directors and Executive Officers of the Offeror” of the Offer to Purchase and Circular has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.
          (b) The information set forth in Section 3 “Background to the Offer,” Section 9 “Commitments to Acquire Common Shares” and Section 10 “Arrangements, Agreements or Understandings” of the Circular is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
          (a), (c)(1)-(7) The information set forth in Section 4 “Strategic Rationale,” Section 5 “Purpose of the Offer and the Offeror’s Plans for Zi,” Section 6 “Acquisition of Common Shares Not Deposited” and Section 13 “Effect of the Offer on the Market for Securities; Public Disclosure by Zi; Exchange Act Registration; Margin Requirements” of the Circular is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          (a), (b), (d) The information set forth in Section 7 “Source of Funds” of the Circular is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
          The information set forth in Section 8 “Beneficial Ownership of and Trading in Securities” of the Circular is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
          The information set forth in Section 17 “Depositary, U.S. Forwarding Agent, Dealer Managers and Information Agent” and Section 18 “Legal Matters” of the Circular is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS
          Not applicable.
ITEM 11. ADDITIONAL INFORMATION
          (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Offeror or any of its executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.
          (a)(2)-(4) The information set forth in the Section 13 “Effect of the Offer on the Market for Securities; Public Disclosure by Zi; Exchange Act Registration; Margin Requirements” and Section 14 “Regulatory Matters” of the Circular is incorporated herein by reference.
          (a)(5) None.
          (b) The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.
ITEM 12. EXHIBITS
          See Exhibit Index immediately following the signature page.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
          Not applicable.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUANCE COMMUNICATIONS, INC.

Dated: November 26, 2008

	By:	/s/ Thomas Beaudoin
		Name:	Thomas Beaudoin
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DOCUMENT

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Summary Advertisement published in the The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.
(b)	None.
(d)	None.
(g)	None.
(h)	None.